UNITED STATES OF AMERICA

                         BEFORE THE SECURITIES AND EXCHANGE COMMISSION


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                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 14
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
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         THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, amended December 12, 1996, March 4, 1998 and December 6, 1999, made short-term note borrowings from banks during the calendar quarter ended June 30, 2001, as summarized in Exhibit A.
         This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                        OHIO VALLEY ELECTRIC CORPORATION


                                                     By: /s/ A. A. Pena
                                                         Vice President


Dated:  July 20, 2001







                                           EXHIBIT A

SHORT TERM   ISSUE      MATURITY                     INTEREST      PRINCIPAL     MATURITY
DEBT TYPE    DATE         DATE     DAYS   RATE %     BORROWED      INTEREST        VALUE
  BL        04/17/01   06/29/01     73   5.4200   $ 5,000,000.00  $ 54,952.78  $ 5,054,952.78
  BL        04/30/01   07/30/01     91   5.4363   $10,000,000.00  $137,417.58  $10,137,417.58
  BL        05/25/01   06/29/01     35   4.5900   $10,000,000.00  $ 44,625.00  $10,044,625.00
  BL        05/25/01   07/31/01     67   5.1500   $ 5,000,000.00  $ 47,923.61  $ 5,047,923.61
  BL        06/13/01   06/29/01     16   4.3400   $ 5,000,000.00  $  9,644.44  $ 5,009,644.44
  BL        06/29/01   07/31/01     32   4.8125   $10,000,000.00  $ 42,777.78  $10,042,777.78
  BL        06/29/01   07/31/01     32   4.4000   $20,000,000.00  $ 78,222.22  $20,078,222.22


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